Exhibit 99.1

Third Quarter 2008

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month and nine-month periods ended September 30, 2008 and 2007. In this Management’s Discussion and Analysis (MD&A), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s interim consolidated financial statements and related notes for the three-month and nine-month periods ended on September 30, 2008 and 2007. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with Generally Accepted Accounting Principles in Canada, or Canadian Generally Accepted Accounting Principles (Canadian GAAP). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for advanced endometrial and advanced ovarian cancers.

Key Developments for the Quarter Ended September 30, 2008

•      On September 1, 2008, Juergen Engel, Ph.D., was appointed President and CEO of the Company, replacing Juergen Ernst who had been acting as Interim President and CEO since April 2008. Mr. Ernst, the former Chairman of the Company, was appointed Executive Chairman effective September 1, 2008.

•      We completed patient recruitment for the second efficacy trial of our Phase 3 program in BPH with our lead compound, cetrorelix.

•      We entered the second stage of recruitment for our Phase 2 trial in ovarian cancer with AEZS-108. The trial is part of a Phase 2 program in gynaecological cancers which will include up to 82 women.

•      We signed a license and cooperation agreement for the commercialization of cetrorelix in BPH, with Handok Pharmaceuticals Co., Ltd. (Handok) for the Korean market. Furthermore, subsequent to quarter-end, we signed another agreement with Handok for the commercialization of ozarelix in BPH also for the Korean market.

•      We regained worldwide rights from Ardana plc (LSE: ARA) for the Growth Hormone Secretagogue (GHS) compound, AEZS-130. In 2002, we had granted Ardana an exclusive worldwide license to develop and market AEZS-130. A Phase 1 clinical trial has been completed with AEZS-130 for therapeutic use in growth hormone deficiencies. Future development options are currently being evaluated for the use of this compound.

Subsequent to Quarter-End

•      On November 11, 2008, we agreed to sell to Cowen Healthcare Royalty Partners, L.P. (“CHRP”), our rights to royalties on future sales of Cetrotide® covered by our license agreement with Merck Serono. The license agreement between Æterna Zentaris and Merck Serono was signed in 2000 and granted Merck Serono exclusive rights to market, distribute and sell Cetrotide® worldwide, with the exception of Japan, in the field of in vitro fertilization. On closing, Æterna Zentaris will receive $52.5 million from CHRP. In addition, contingent on 2010 net sales of Cetrotide® reaching a specified level, we would receive an additional payment of $2.5 million from CHRP.

Under the terms of the agreement, if cetrorelix which is currently in Phase 3 clinical trials for the treatment of benign prostatic hyperplasia, is approved for sale by the European regulatory authorities in an indication other than in vitro fertilization, Æterna Zentaris has agreed to make a one-time cash payment to CHRP for an amount ranging from $5 million up to a maximum of $15 million. The amount which would be due to CHRP will be higher the earlier the product receives European regulatory approval.

The transaction is expected to close on or before December 2, 2008.

PIPELINE:

Status of our drug pipeline as of November 12, 2008

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library	AEZS-115 (endometriosis & urology) AEZS-120 (oncology vaccine) Erk & PI3K Inhibitors (oncology) Ghrelin receptor ligands (endocrinology) AEZS-127 (oncology)	AEZS-112 (oncology) AEZS-130 (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH)	Cetrotide® (in vitro fertilization)
Partners
			Cetrorelix: Shionogi in Japan Ozarelix : Spectrum in North America and India, Nippon Kayaku in Japan Ozarelix (BPH): Handok in Korea Perifosine: Keryx in North America	Cetrorelix (BPH): Handok in Korea	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi (Japan)

CETRORELIX

Phase 3 Program in BPH

In September 2008, we reported the completion of patient recruitment for the second efficacy trial of this program, which involves approximately 400 patients primarily in Europe.

In April 2008, we reported the completion of patient recruitment for the first efficacy trial of this same program. The study involves approximately 600 patients primarily in the United States and Canada, with additional sites in Europe.

In May 2008, we had also reported first patient dosing for the safety trial, an open-label, single-armed, multi-center study involving approximately 500 patients in North America.

First efficacy results of this Phase 3 program are expected in the third quarter of 2009.

In July 2008, we signed a license and cooperation agreement for the commercialization of cetrorelix in BPH with Handok Pharmaceuticals Co., Ltd. (Korea Stock Exchange: Koscom) for the Korean market, providing us with upfront and future milestone payments based on approval, launch and future sales of cetrorelix in this indication.

AEZS-108

In September 2008, we announced that we had entered the second stage of patient recruitment for our Phase 2 trial in ovarian cancer with AEZS-108, a luteinizing hormone-releasing hormone (LHRH) agonist linked to doxorubicin. The trial is part of a Phase 2 program in gynaecological cancers which will include up to 82 women (up to 41 with ovarian cancer and up to 41 with endometrial cancer).

OZARELIX

Subsequent to quarter-end, we signed a license and cooperation agreement for the commercialization of ozarelix in BPH with Handok for the Korean market, providing us with upfront and future milestone payments based on approval, launch and future sales of cetrorelix in BPH.

Consolidated Results of Operations

For the three-month and nine-month periods ended September 30, 2007, consolidated revenues and expenses of Echelon Biosciences have been reclassified as discontinued operations. Since we disposed of our entire position in Echelon Biosciences in November 2007, going forward we will no longer have access to liquidity or cash flows from said company.

The following table sets forth selected Canadian GAAP consolidated financial data in thousands of US dollars, except shares and per share data.

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(Unaudited)	2008	2007	2008	2007
	$	$	$	$
Revenues
Sales and royalties	8,630	7,372	24,822	22,392
License fees	2,399	3,671	6,412	9,436
	11,029	11,043	31,234	31,828
Operating expenses
Cost of sales	4,986	3,290	14,348	9,675
Research and development costs, net of tax credits and grants*	13,880	9,835	44,914	25,557
Selling, general and administrative*	3,277	5,847	14,287	15,257
Depreciation and amortization:
Property, plant and equipment	433	426	1,199	1,183
Intangible assets	839	1,024	2,555	3,014
	23,415	20,422	77,303	54,686
Loss from operations	(12,386)	(9,379)	(46,069)	(22,858)
Other income (expenses)
Interest income	149	494	737	1,369
Interest expense	—	(15)	(68)	(68)
Foreign exchange (loss) gain	(1,324)	(170)	429	(766)
Loss on disposal of long-lived assets held for sale	(90)	—	(125)	—
	(1,265)	309	973	535
Loss before income taxes	(13,651)	(9,070)	(45,096)	(22,323)
Income tax (expense) recovery	(228)	1,012	(228)	4,287
Net loss from continuing operations	(13,879)	(8,058)	(45,324)	(18,036)
Net loss from discontinued operations	—	(646)	—	(624)
Net loss for the period	(13,879)	(8,704)	(45,324)	(18,660)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.15)	(0.85)	(0.34)
Net loss per share
Basic and diluted	(0.26)	(0.16)	(0.85)	(0.35)
Weighted average number of shares
Basic and diluted	53,187,470	53,184,803	53,187,470	53,181,248
* Stock-based compensation costs included in:
Research and development	50	64	166	180
Selling, general and administrative	52	447	78	1,312
	102	511	244	1,492

Consolidated Statement of Comprehensive Income

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(Unaudited)	2008	2007	2008	2007
	$	$	$	$
Net loss for the period	(13,879)	(8,704)	(45,324)	(18,660)
Other comprehensive income (loss):
Foreign currency translation	(3,169)	6,315	(2,650)	13,204
Variation in the fair value of short-term investments	(15)	81	(3)	(87)
Comprehensive loss	(17,063)	(2,308)	(47,977)	(5,543)

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide® (cetrorelix), active pharmaceutical ingredients and Impavido® (miltefosine), the latter being applicable for the first quarter ended March 31, 2008 and the full year 2007. Royalties are derived from Cetrotide® (cetrorelix), sold by Merck Serono in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

During the first quarter of 2008, the Company entered into an agreement, with respect to the sale of its intangible property – Impavido® (miltefosine) with Paladin Labs Inc. (TSX: PLB). On March 31, 2008, this transaction was completed for cash at a gross selling price of approximately $8.9 million (CAN$9.1 million). In 2007, annual sales of Impavido® represented $3 million. As a result of the sale of the Impavido®’s intangible property, we expect a corresponding decrease in sales and royalties for 2008.

Subsequent to quarter-end, we agreed to sell our rights to royalties on future sales of Cetrotide® in the field of IVF under our license agreement with Merck Serono to CHRP. Consequently, we are evaluating the corresponding impact on our future revenues.

Consolidated sales and royalties increased to $8.6 million for the three-month period ended September 30, 2008, compared to $7.4 million for the same period in 2007. The increase in sales and royalties for the three-month period ended September 30, 2008 compared to the same period last year is related primarily to additional sales of Cetrotide®, partly offset by the exclusion of sales from Impavido® in the third quarter of 2008.

Consolidated sales and royalties increased to $24.8 million for the nine-month period ended September 30, 2008, compared to $22.4 million for the same period in 2007. The increase in sales and royalties for the nine-month period ended September 30, 2008 compared to the same period last year, is mainly related to a 61% increase in sales of Cetrotide®, partly offset by lower sales of Impavido®.

License fees revenues decreased to $2.4 million for the three-month period ended September 30, 2008 compared to $3.7 million for the same period in 2007. The decrease for the three-month period ended September 30, 2008, compared to the same period in 2007, is mainly attributable to a milestone payment received in 2007 from Ardana plc (“Ardana”).

License fees revenues decreased to $6.4 million for the nine-month period ended September 30, 2008 compared to $9.4 million for the same period in 2007. The decrease for the nine-month period ended September 30, 2008, compared to the same period in 2007, is mainly attributable to the milestone payment received in 2007 from Ardana and to the termination of our licensing agreement with Solvay Pharmaceuticals in 2007.

License fees revenues are expected to decrease in 2008 primarily from the termination of the collaboration agreement with Solvay Pharmaceuticals in 2007.

Consolidated Operating Expenses

Consolidated cost of sales increased to $5 million for the three-month period ended September 30, 2008 compared to $3.3 million for the same period in 2007. The cost of sales as a percentage of sales and royalties was 58% in the third quarter 2008 compared to 45% for the same period in 2007.

Consolidated cost of sales increased to $14.3 million for the nine-month period ended September 30, 2008 compared to $9.7 million for the same period in 2007. The cost of sales as a percentage of sales and royalties remains at 58% for the nine-month period ended September 30, 2008 compared to 43% for the same period in 2007. The higher percentage of cost of sales for the three-month and nine-month periods ended September 30, 2008 is directly related to product mix which includes a high concentration of sales related to Cetrotide® which is more expensive to produce.

The cost of sales as a percentage of sales and royalties is expected to be approximately 55% for 2008, mainly due to the completion of the sale of the Impavido® intangible assets.

Consolidated R&D costs, net of tax credits and grants were $13.9 million for the three-month period ended September 30, 2008 compared to $9.8 million for the same period in 2007.

Consolidated R&D costs, net of tax credits and grants were $44.9 million for the nine-month period ended September 30, 2008 compared to $25.6 million for the same period in 2007.

Additional R&D expenses for the three-month and nine-month periods ended September 30, 2008, compared to the same periods in 2007 are mainly related to the advancement of our Phase 3 program in BPH with our lead compound, cetrorelix.

The following table summarizes the allocation of R&D external costs supported by the Company for the nine-month period ended September 30, 2008.

(in thousands of US dollars)

			Nine months ended September 30, 2008
Products	Status	Indication	R&D costs
			$	%
Cetrorelix	Phase 3	BPH	20,253	67.4
AEZS-108	Phase 2	Endometrial and ovarian cancers	939	3.1
Perifosine	Phase 2	Oncology	1,586	5.3
Ozarelix	Phase 2	BPH and prostate cancer	188	0.6
AEZS-112	Phase 1	Oncology	950	3.2
Erk PI3K	Preclinical	Oncology	1,544	5.1
Ghrelin receptor	Preclinical	Endocrinology and oncology	892	3.0
AEZS-115	Preclinical	Endocrinology and oncology	687	2.3
Other	Preclinical	Multiple	2,999	10.0
			30,038	100

We expect R&D investments in 2008 to range from $55 million to $58 million, an increase of approximately 45% from 2007. This year-over-year increase will primarily be related to the advancement of our Phase 3 program in BPH with our lead compound cetrorelix, including a 500-patient safety study in North America and Europe, a 400-patient efficacy study (mainly in Europe), as well as a 600-patient efficacy study (mainly in North America). The cost of these studies will be combined with the ongoing preclinical carcinogenicity study and the manufacturing of cetrorelix drug supply.

R&D investments in AEZS-108 are expected to increase in 2008, as we initiated the dosing of patients in the Phase 2 study in early 2008.

Our other programs will represent a lower portion of our investment in R&D for 2008, as our focus is on advancing our later-stage lead compounds, cetrorelix in BPH and AEZS-108 in endometrial and ovarian cancers.

Consolidated selling, general and administrative (SG&A) expenses were $3.3 million for the three-month period ended September 30, 2008 compared to $5.8 million for the same period in 2007.

Consolidated selling, general and administrative (SG&A) expenses were $14.3 million for the nine-month period ended September 30, 2008 compared to $15.3 million for the same period in 2007.

The decrease in SG&A expenses for the three-month and nine-month periods ended September 30, 2008 compared to the same periods in 2007 is primarily related to organizational changes and cost-saving measures that were implemented in the second quarter of 2008.

We expect to maintain the SG&A in 2008 at comparable levels to those of 2007.

Consolidated depreciation and amortization (D&A) reached $1.3 million for the three-month period ended September 30, 2008 compared to $1.5 million for the same period in 2007.

Consolidated D&A decreased to $3.7 million for the nine-month period ended September 30, 2008 compared to $4.2 million for the same period in 2007.

D&A expense was reduced period over period due to the reclassification of the building in Quebec City and the Impavido® intangible property as a long-lived assets held for sale.  The Quebec City building was sold during the second quarter of 2008, and Impavido®’s intangible property sale was concluded on March 31, 2008.

Consolidated loss from operations increased to $12.4 million for the three-month period ended September 30, 2008 compared to $9.4 million for the same period in 2007.

Consolidated loss from operations increased to $46.1 million for the nine-month period ended September 30, 2008 compared to $22.9 million for the same period in 2007.

The increase in loss from operations for the three-month and nine-month periods ended September 30, 2008, compared to the same periods in 2007, is primarily attributable to additional R&D expenses related to the advancement of our Phase 3 program with cetrorelix in BPH and lower manufacturing margins.

Consolidated other expenses for the three-month period ended September 30, 2008 were $1.3 million compared to other income of $0.3 million for the same period in 2007. The increase of consolidated other expenses for the three-month period ended September 30, 2008 compared to the same period in 2007, is mainly attributable to the recording of a foreign currency translation loss of $1.3 million. The foreign currency translation loss is directly related to the strengthening of the US currency during the quarter, compared to the Euro and Canadian currencies.

Consolidated other income for the nine-month period ended September 30, 2008 was $1 million compared to $0.5 million for the same period in 2007. The increase of consolidated other income for the nine-month period ended September 30, 2008 is mainly attributable to an unrealized foreign exchange gain amounting to $0.4 million compared to an unrealized foreign exchange loss of $0.8 million for the same period in 2007. The foreign exchange gain for the nine-month period ended September 30, 2008 is primarily related to accounts payable denominated in US currency of our subsidiary in Germany with the Euro as the functional currency. It is also related to an advance in Euro by the parent Company to our subsidiary in Germany, which has not been designated as a hedge of a net investment in a self-sustaining subsidiary and the corresponding strength of the Euro compared to the Canadian dollar, the functional currency of the parent Company. The end-of-period conversion rates from Euro to Canadian dollar and from Euro to US dollar as of September 30, 2008 were 1.49 and 1.40, respectively and as of December 31, 2007, were 1.44 and 1.46, respectively.

Consolidated income tax expense for the three-month period ended September 30, 2008 shows an income tax expense of $0.2 million compared to an income tax recovery of $1 million for the same period in 2007.

Consolidated income tax expense for the nine-month period ended September 30, 2008 shows an income tax expense of $0.2 million compared to an income tax recovery of $4.3 million for the same period in 2007.

The income tax recovery recorded in 2007 was related to the utilization of some of our future income tax assets following the taxable capital gain realized by the spin-off of our former subsidiary, Atrium Biotechnologies Inc., now known as Atrium Innovations Inc.

Consolidated net loss from continuing operations for the three-month period ended September 30, 2008 was $13.9 million compared to $8.1 million for the same period in 2007.

Consolidated net loss from continuing operations for the nine-month period ended September 30, 2008 was $45.3 million compared to $18 million for the same period in 2007.

The periods-over-periods increase in consolidated net loss from continuing operations is primarily attributable to higher R&D costs, lower manufacturing margins and income tax recovery recorded in 2007.

Consolidated net loss for the three-month period ended September 30, 2008 was $13.9 million or $0.26 per basic and diluted share compared to $8.7 million or $0.16 per basic and diluted share for the same period in 2007. The increase in net loss for the three-month period ended September 30, 2008 compared to the same period last year is mainly related to the advancement of the cetrorelix Phase 3 program for BPH, lower manufacturing margins and foreign exchange loss.

Consolidated net loss for the nine-month period ended September 30, 2008 was $45.3 million or $0.85 per basic and diluted share compared to $18.7 million or $0.35 per basic and diluted share for the same period in 2007.

The increase in net loss for the nine-month period ended September 30, 2008 compared to the same period last year is primarily attributable to the increased R&D costs related to the advancement of cetrorelix into our Phase 3 program for the treatment of BPH, lower manufacturing margins and income tax recovery recorded in 2007.

The weighted average number of shares of 53.2 million shares used to calculate the basic and diluted net loss per share for the three-month and nine-month periods ended September 30, 2008 was similar compared to the same periods in 2007.

Total Consolidated Assets and Long-Term Financial Liabilities

CONSOLIDATED BALANCE SHEET DATA

	As at September 30,	As at December 31,
(in thousands of US dollars)	2008	2007
	$	$

Total assets	72,558	123,363
Long-term financial liabilities	4,705	3,333

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies and estimates since December 31, 2007, with the exception of the application of new accounting standards as described below. Please refer to the corresponding section in our 2007 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and U.S. Generally Accepted Accounting Principles (Canadian and U.S. GAAP) is referenced in Note 24 of our annual 2007 financial statements. Furthermore, significant differences in measurement and disclosure from the U.S. GAAP are set forth in Note 11 of our interim consolidated financial statements.

New Accounting Standards

Adopted in 2008

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1535, Capital Disclosure; CICA Handbook Section 3862, Financial Instruments – Disclosure; CICA Handbook Sections 3863, Financial Instruments – Presentation; and CICA Handbook Section 3031, Inventories, which replaces Section 3030.

The CICA Section 1535, “Capital Disclosures” establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance, see Note 5 of our interim consolidated financial statements.

The CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”, require the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with the Company’s financial instruments. The presentation requirements are carried forward unchanged, see Note 9 of our interim consolidated financial statements.

The CICA issued Section 3031, “Inventories” which replaced existing Section 3030 having the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous writedowns to net realizable value when there is a subsequent increase in the value of inventories, The Company has applied this standard for the fiscal year beginning January 1, 2008, and there has been no impact on the consolidated financial statements.

Future Accounting Changes

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard will apply to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. The Company has not yet determined the impact that the adoption of this standard will have on its consolidated financial statements.

In 2007, the CICA published an update to the Accounting Standards Board of Canada’s (“AcSB) “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. The plan outlines the key decisions that the CICA will need to make as it implements the Strategic Plan to converge Canadian GAAP standards with IFRS. While IFRS uses a similar conceptual framework to that of Canadian GAAP, there are still significant accounting policies differences that will need to be resolved. The CICA has confirmed on January 1, 2011 the change from current Canadian GAAP to IFRS for publicly accountable companies. In sequence with these changes, the Company is currently developing its internal implementation plans to meet the guidelines of the future reporting requirements.

Capital disclosure

The Company’s objective in managing capital composed of shareholders’ equity is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans. Currently, the Company is optimizing its liquidity needs by non-dilutive sources, including the spin-off and sales of non-core assets, investment tax credits and grants, interest income, licensing, service and royalty proceeds.

The Company’s policy is to maintain a minimum level of debt. As at September 30, 2008 the Company fulfilled its obligation on the loan from the federal and provincial governments with a nominal value of CAN$400,000 discounted at an effective rate of 8.43% (US$392,000), non-interesting bearing, which has been payable in five annual equal and consecutive instalments since July 2004.

As part of the selling of long-lived assets held for sale, the Company agreed to renegotiate with the principal tenant of the building, a long-term lease agreement to facilitate the selling of its property in Quebec City. Effective June 26, 2008, the Company agreed to pay over the next 5 years a total of $294,000 (CAN$300,000) as an incentive and service fee to the principal tenant. This amount will be paid bi-annually at a rate of $29,400 (CAN$30,000). The payable is non-interest bearing, with $197,000 (CAN$210,000) being classified as long-term payable.

The capital management objective of the Company remains the same as that of previous years. The policy on dividends is to retain cash and to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate, cetrorelix, into Phase 3 for BPH and bringing the drug to market.

The Company is not subject to any capital requirements imposed by any regulators or any other external sources.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, selling of non-core assets and the use of our liquidity.

Our cash and short-term investments amounted to $11 million as at September 30, 2008 compared to $41.4 million as at December 31, 2007. Possible additional operating losses may require additional financing. As of September 30, 2008, cash and short-term investments of the Company included $5.2 million in Canadian currency and 3.6 million in Euros.

The short-term investments do not include asset-backed commercial papers which are affected by liquidity issues.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operation activities.

Operating Activities

Cash flows used by our continuing operating activities were $ 13.2 million for the three-month period ended September 30, 2008 compared to $5.7 million for the same period in 2007.

Cash flows used by our continuing operating activities were $40.9 million for the nine-month period ended September 30, 2008 compared to $18 million for the same period in 2007. The increase in net cash used for the three-month and nine-month periods ended September 30, 2008 compared to the same periods last year is primarily attributable to increased R&D expenses related to the cetrorelix Phase 3 program and lower manufacturing margins.

We expect net cash used in continuing operating activities to increase in 2008, as we continue our Phase 3 clinical program with cetrorelix in BPH.

Our strategy includes the monetization of assets from our extensive pipeline, as well as the establishment of partnerships to support the development and commercialization of our products.

Financing Activities

Net cash used in continuing financing activities was $0.7 million for the three-month period ended September 30, 2008 compared to NIL for the same period in 2007. These funds were mostly used for the payment of long-term debt.

Net cash used in continuing financing activities was $1.5 million for the nine-month period ended September 30, 2008 compared to $0.7 million for the same period in 2007. These funds were mostly used for financing activities related to the filing of our shelf prospectus and the payment of long-term debt and payable.

Investing Activities

Net cash used by continuing investing activities (excluding the change in short-term investments) amounted to $0.1 million for the three-month period ended September 30, 2008 compared to a use of cash of $1.3 million for the same period in 2007. The lower amount of cash used in continuing investing activities for the three-month period ended September 30, 2008 is mainly related to lower levels of asset purchases.

Net cash provided by continuing investing activities (excluding the change in short-term investments) amounted to $13.6 million for the nine-month period ended September 30, 2008 compared to a use of funds of $2.1 million for the same period in 2007. The increase in inflow for the nine-month period ended September 30, 2008 is mainly related to the disposal of the Quebec City building and land property, combined with the disposal of the long-lived asset held for sale, Impavido®.

Contractual Obligations

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table indicates our cash requirements with respect to these obligations:

Contractual Obligations and Financial Liabilities as of September 30, 2008:

	Carrying amount	Less than 1 year	1 to 3 years	Over 3 years
	$	$	$	$

Accounts payable and accrued liabilities	15,286	15,286	—	—
Operating leases	9,306	2,242	4,291	2,773
Long-term payable	253	56	113	84
Manufacturing contracts	25,841	18,365	7,259	217
Total	50,686	35,949	11,663	3,074

Outstanding Share Data

As of November 12, 2008, there were 53,187,470 common shares issued and outstanding, as well as 4,079,093 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Quarterly Summary Financial Information

(in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
	$	$	$	$

Revenues	11,029	10,457	9,748	10,240
Loss from operations	(12,386)	(19,525)	(14,158)	(11,664)
Net loss from continuing operations	(13,879)	(20,579)	(10,866)	(13,854)
Net loss	(13,879)	(20,579)	(10,866)	(13,636)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.39)	(0.20)	(0.26)
Net loss per share
Basic and diluted	(0.26)	(0.39)	(0.20)	(0.26)

	Quarters ended
Unaudited	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
	$	$	$	$

Revenues	11,043	11,551	9,233	11,937
Loss from operations	(9,379)	(5,176)	(8,303)	(6,457)
Net earnings (loss) from continuing operations	(8,058)	(4,835)	(5,143)	22,526
Net earnings (loss)	(8,704)	(4,846)	(5,110)	39,101
Net earnings (loss) per share from continuing operations
Basic and diluted	(0.15)	(0.09)	(0.10)	0.42
Net earnings (loss) per share
Basic and diluted	(0.16)	(0.09)	(0.10)	0.74

Note:                  Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Outlook for 2008

We expect to conclude the monetization of Cetrotide® which would generate gross proceeds of $52.5 million during the last quarter of 2008.

We expect that during the remainder of the year 2008, our license fees revenues will be negatively impacted by the recently announced financial difficulties of our partner, Ardana, from which we were expecting approximately $1.2 million of milestone payments related to the advancement of AEZS-130 - growth hormone secretagogue.

We expect R&D expenses over time to increase primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the three-month and nine-month periods ended September 30, 2008, there were no operations using forward-exchange contracts and no forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, short-term investments and accounts receivable. Cash is maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and short-term investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Risk Factors and Uncertainties

Risks Associated with Operations:

•                  Many of our products are currently in an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and the Company;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, issuance of new share capital, as well as other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It may also be affected by our ability to obtain regulatory approvals, market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we will be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including R&D on our products; clinical trial results, increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. There is no assurance that we will make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to change due to numerous factors including reports of new information, changes in the Company’s financial situation, sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that the Company’s common shares will remain listed on the Nasdaq Stock Market (“Nasdaq”). On October 24, 2008, we announced that we had received a notification from Nasdaq regarding the failure by the Company to comply with Nasdaq’s minimum bid price requirements. Although Nasdaq has temporarily suspended enforcement of its minimum bid price requirements, such requirements will be reinstated on January 19, 2009. If we fail to meet any of Nasdaq’s continued listing requirements and Nasdaq attempts to enforce compliance with its rules, our common shares may be delisted from Nasdaq. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose of, or obtain quotations as to the market value, of such shares.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Information Form or Form 20-F for the financial year ended December 31, 2007 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States and Exchange Commission on EDGAR at www.sec.gov/edgar.shtml and investors are urged to consult such risk factors.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting which occurred during the three-month period ended September 30, 2008 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except as requested by a governmental authority or applicable law.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

November 12, 2008

Interim Consolidated Financial Statements

(Unaudited)

Æterna Zentaris Inc.

For the three-month and nine-month periods ended September 30, 2008 and 2007

(expressed in thousands of US dollars)

Æterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

For the three-month and nine-month periods ended September 30, 2008 and 2007

Financial Statements

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Interim Consolidated Statements of Earnings and Comprehensive Income	4
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated Financial Statements	6

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at	As at
	September 30,	December 31,
(Unaudited)	2008	2007
	$	$
ASSETS

Current assets
Cash	7,348	10,272
Short-term investments	3,609	31,115
Accounts receivable
Trade	7,396	6,170
Other	1,459	3,044
Income taxes	73	—
Inventory (note 6)	4,169	5,406
Prepaid expenses	2,277	3,573
	26,331	59,580

Property, plant and equipment	7,320	7,460
Long-lived assets held for sale (note 3)	—	13,999
Deferred charges and other long-term assets	1,861	1,441
Intangible assets	26,939	30,391
Goodwill (note 4)	10,107	10,492
	72,558	123,363

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	15,286	16,084
Income taxes	—	23
Deferred revenues	2,269	5,373
Current portion of long-term debt and payable (notes 3 and 5)	56	775
	17,611	22,255

Deferred revenues	4,508	3,333
Long-term payable (note 3)	197	—
Employee future benefits	9,384	9,184
	31,700	34,772

SHAREHOLDERS’ EQUITY

Share capital (note 8)	30,566	30,566
Other capital	79,550	79,306
Deficit	(88,321)	(42,997)
Accumulated other comprehensive income	19,063	21,716
	40,858	88,591
	72,558	123,363

Basis of presentation (note 1)

Subsequent event (note 12)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst, MBA	Gérard Limoges, FCA
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

2

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the nine-month period ended September 30, 2008 and 2007

(Tabular amounts in thousands of US dollars, except common shares data)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591
Net loss for the period	—	—	—	(45,324)	—	(45,324)
Foreign currency translation	—	—	—	—	(2,650)	(2,650)
Variation in fair value of short-term investments	—	—	—	—	(3)	(3)
Stock-based compensation costs	—	—	244	—	—	244
Balance – September 30, 2008	53,187,470	30,566	79,550	(88,321)	19,063	40,858

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879
Net loss for the period	—	—	—	(18,660)	—	(18,660)
Adjustment related to the implementation of new accounting standards	—	—	—	(587)	(41)	(628)
Foreign currency translation	—	—	—	—	13,204	13,204
Variation in fair value of short-term investments	—	—	—	—	(87)	(87)
Issued pursuant to the stock option plan
For cash	18,000	33	—	—	—	33
Ascribed value from other capital	—	26	(26)	—	—	—
Reduction of stated capital	—	(137,959)	70,032	—	(5,624)	(73,551)
Stock-based compensation costs	—	—	1,492	—	—	1,492
Balance – September 30, 2007	53,187,470	30,566	77,724	(29,361)	21,753	100,682

Accumulated Other Comprehensive Income and Deficit

	As at September 30,
(Unaudited)	2008	2007
	$	$
Consisting of the following:
Foreign currency translation adjustment	19,056	21,881
Variation in fair market value of short-term investments	7	(128)
Accumulated other comprehensive income	19,063	21,753

Deficit	(88,321)	(29,361)

	(69,258)	(7,608)

The accompanying notes are an integral part of these interim consolidated financial statements.

3

Æterna Zentaris Inc.

Interim Consolidated Statements of Earnings and Comprehensive Income

For the three-month and nine-month periods ended September 30, 2008 and 2007

(Expressed in thousands of US dollars, except shares and per share data)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(Unaudited)	2008	2007	2008	2007
	$	$	$	$
Revenues
Sales and royalties	8,630	7,372	24,822	22,392
License fees	2,399	3,671	6,412	9,436
	11,029	11,043	31,234	31,828
Operating expenses
Cost of sales	4,986	3,290	14,348	9,675
Research and development costs, net of tax credits and grants*	13,880	9,835	44,914	25,557
Selling, general and administrative*	3,277	5,847	14,287	15,257
Depreciation and amortization
Property, plant and equipment	433	426	1,199	1,183
Intangible assets	839	1,024	2,555	3,014
	23,415	20,422	77,303	54,686
Loss from operations	(12,386)	(9,379)	(46,069)	(22,858)
Other income (expenses)
Interest income	149	494	737	1,369
Interest expense	—	(15)	(68)	(68)
Foreign exchange (loss) gain	(1,324)	(170)	429	(766)
Loss on disposal of long-lived assets held for sale (note 3)	(90)	—	(125)	—
	(1,265)	309	973	535
Loss before income taxes	(13,651)	(9,070)	(45,096)	(22,323)
Income tax (expense) recovery	(228)	1,012	(228)	4,287
Net loss from continuing operations	(13,879)	(8,058)	(45,324)	(18,036)
Net loss from discontinued operations	—	(646)	—	(624)
Net loss for the period	(13,879)	(8,704)	(45,324)	(18,660)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.15)	(0.85)	(0.34)
Net loss per share
Basic and diluted	(0.26)	(0.16)	(0.85)	(0.35)
Weighted average number of shares (note 10)
Basic and diluted	53,187,470	53,184,803	53,187,470	53,181,248
* Stock-based compensation costs included in:
Research and development	50	64	166	180
Selling, general and administrative	52	447	78	1,312
	102	511	244	1,492

Consolidated Statement of Comprehensive Income

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(Unaudited)	2008	2007	2008	2007
	$	$	$	$
Net loss for the period	(13,879)	(8,704)	(45,324)	(18,660)
Other comprehensive income (loss):
Foreign currency translation	(3,169)	6,315	(2,650)	13,204
Variation in the fair value of short-term investments	(15)	81	(3)	(87)
Comprehensive loss	(17,063)	(2,308)	(47,977)	(5,543)

The accompanying notes are an integral part of these interim consolidated financial statements.

4

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and nine-month periods ended September 30, 2008 and 2007

(Expressed in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2008	2007	2008	2007
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(13,879)	(8,704)	(45,324)	(18,660)
Net loss from discontinued operations	—	(646)	—	(624)
Net loss from continuing operations	(13,879)	(8,058)	(45,324)	(18,036)
Items not affecting cash and cash equivalents
Depreciation and amortization	1,272	1,450	3,754	4,197
Stock-based compensation costs	102	511	244	1,492
Future income taxes	—	(1,091)	—	(4,196)
Loss on disposal of long-lived assets held for sale	90	—	125	—
Goodwill impairment loss	—	500	—	500
Employee future benefits	181	86	581	377
Deferred charges	66	139	170	505
Deferred revenues	1,048	(549)	(1,747)	(4,972)
Accretion on long-term borrowings	—	15	—	68
Foreign exchange loss (gain) on long-term items denominated in foreign currency	629	(165)	(274)	343
Change in non-cash operating working capital items (note 7)	(2,749)	1,465	1,610	1,704
Net cash used in continuing operating activities	(13,240)	(5,697)	(40,861)	(18,018)
Net cash used in discontinued operating activities	—	(483)	—	(397)
Net cash used in operating activities	(13,240)	(6,180)	(40,861)	(18,415)

Cash flows from financing activities
Payment of long-term debt	(392)	—	(754)	(751)
Payment of long-term payable	(30)	—	(30)	—
Deferred charges	(233)	—	(233)	—
Issuance of shares pursuant to the exercise of stock options	—	15	—	33
Share issuance expenses	—	—	(438)	—
Net cash (used in) provided by continuing financing activities	(655)	15	(1,455)	(718)
Net cash used in discontinued financing activities	—	(9)	—	(25)
Net cash (used in) provided by financing activities	(655)	6	(1,455)	(743)

Cash flows from investing activities
Purchase of short-term investments	—	(156)	—	(6,007)
Proceeds from sale of short-term investments	9,302	3,681	26,515	22,557
Net proceeds from sale of long-lived assets held for sale	139	—	14,993	—
Purchase of property, plant and equipment	(281)	(1,276)	(1,342)	(2,712)
Proceeds from sale of property, plant and equipment	—	—	12	612
Acquisition of amortizable intangible assets	—	(1)	(16)	(29)
Net cash provided by continuing investing activities	9,160	2,248	40,162	14,421
Net cash used in discontinued investing activities	—	(17)	—	(31)
Net cash provided by investing activities	9,160	2,231	40,162	14,390

Effect of exchange rate changes on cash	648	525	(770)	1,078
Net change in cash	(4,087)	(3,418)	(2,924)	(3,690)
Cash – Beginning of period	11,435	9,084	10,272	9,356
Cash – End of period	7,348	5,666	7,348	5,666

Cash related to:
Continuing operations	7,348	5,353	7,348	5,353
Discontinued operations	—	313	—	313
	7,348	5,666	7,348	5,666

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

1.       Basis of Presentation

These interim consolidated financial statements as at September 30, 2008 and for the three-month and nine-month periods ended September 30, 2008 and 2007 are unaudited. They have been prepared by Æterna Zentaris Inc. (the “Company”) in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements with the exception of the application of new accounting standards as described in note 2 hereunder. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. The results of the interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year.

Evaluation of Going Concern, Results of Operations, and Management’s Plans:

As per its strategic plan and corresponding forecasts for 2008 and 2009, taking into account that, subsequent to September 30, 2008, the Company has signed a definitive agreement for the monetization of its royalty stream with respect to Cetrotide® and is currently contemplating to conclude additional strategic transactions, management believes that the Company will have sufficient cash and short-term investments to fund planned expenditures until the end of the year 2008 and throughout 2009, see note 12.

2.      New accounting standards and pronouncements

a)      Adopted in 2008

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1535, Capital Disclosure; CICA Handbook Section 3862, Financial Instruments – Disclosure; CICA Handbook Sections 3863, Financial Instruments – Presentation; and CICA Handbook Section 3031, Inventories, which replaces Section 3030.

The CICA Section 1535, “Capital Disclosures” establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance, see note 5.

6

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

The CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”, requires the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with the company’s financial instruments. The presentation requirements are carried forward unchanged, see note 9.

The CICA issued Section 3031, “Inventories” which replaced existing Section 3030 with the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous writedowns to net realizable value when there is a subsequent increase in the value of inventories. On January 1, 2008, the Company has adopted this standard and there has been no impact on the financial statements.

b)      Future Accounting Changes

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard will apply to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. The Company has not yet determined the impact that adoption of this standard will have on the consolidated financial statements.

3.      Long-lived assets held for sale

In September 30, 2007, as part of its strategy to finance with non-dilutive vehicles, using non-core assets, the Company decided to put up for sale its building and land properties located in Quebec City. The building and land were classified as “long-lived assets held for sale”. Management, during the December 2007 year-end close, evaluated the net realizable value of the building and land held for sale based on bids that were received, and recorded an impairment loss of $735,000 against the assets held for sale. On June 26, 2008, the Company sold the Quebec City building and land for a gross amount of $7,061,000 payable cash at that date. The Company recorded an additional loss on sale of long-lived assets held for sale of $810,000. The net proceeds from disposal of long-lived assets held for sale was $6,545,000.

As part of the sale of the building, the Company agreed to renegotiate with the principal tenant of the building, a long-term lease agreement to facilitate the transaction. Effective June 26th 2008, the Company agreed to pay the tenant, over the next 5 years, $294,000 (CAN$300,000) as an incentive and service fee. This amount is included in the additional loss accounted for and will be paid by bi-annually installments of $29,400 (CAN$30,000). The payable is non-interest bearing.

On March 1, 2008, the Company entered into a definite purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido®

7

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

(miltefosine) with Paladin Labs Inc. The transaction was finalized on March 31, 2008 with net cash proceeds of $8,309,000, resulting in a gain of $775,000.

4.      Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2007	10,492
Effect of foreign exchange rate	(385)

Balance as at September 30, 2008	10,107

5.      Capital disclosure

The Company’s objective in managing capital composed of shareholders’ equity is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans. Currently, the Company has tried to optimize its liquidity needs by non-dilutive sources, including the spin-off and sales of non-core assets, investment tax credits and grants, interest income, licensing, service and royalty proceeds.

The Company’s policy is to maintain minimum level of debt. As at September 30, 2008 the Company had fulfilled its obligation on the loan from the federal and provincial governments with a nominal value of CAN$400,000 discounted at an effective rate of 8.43% (US$392,000), non-interesting bearing, which has been payable in five annual equal and consecutive instalments since July 2004.

The capital management objective of the Company remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate cetrorelix in Phase 3 for BPH.

The Company is not subject to any capital requirements imposed by any regulators or any other external source.

8

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

6.      Inventory

	As at September 30, 2008	As at December 31, 2007
	$	$
Raw materials	3,038	3,399
Work in progress	1,019	1,602
Finished goods	112	405
Total inventory	4,169	5,406

7.      Statements of cash flows and additional information

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2008	2007	2008	2007
	$	$	$	$
Change in non-cash operating working capital items
Accounts receivable	(446)	1,155	(945)	680
Inventory	228	(716)	1,128	(146)
Prepaid expenses	436	341	1,259	69
Accounts payable and accrued liabilities	(2,956)	686	260	262
Income taxes	(11)	(1)	(92)	839
	(2,749)	1,465	1,610	1,704
Additional Information:
Interest paid:
From continuing operations	—	—	—	1
Income taxes paid (recovered):
From continuing operations	173	79	173	(923)

Employee future benefits paid:
Defined benefit plans	66	59	280	215
Defined contribution plans	42	29	161	89

9

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

8.      Share capital

The following table summarizes the stock option activity under the Stock Option Plan:

Canadian Dollar Options:

	Nine months ended Sept. 30, 2008		Year ended December 31, 2007
	Number	Weighted average exercise price (CAN$ )	Number	Weighted average exercise price (CAN$ )

Balance - Beginning of period	4,136,092	3.83	3,490,092	4.00
Granted	—	—	815,000	3.24
Exercised	—	—	(18,000)	1.96
Expired	(162,000)	4.69	—	—
Forfeited	(218,333)	3.55	(151,000)	4.93
Balance - End of period	3,755,759	3.81	4,136,092	3.83

US Dollar Options:

	Nine months ended Sept 30, 2008		Year ended December 31, 2007
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	870,000	2.79	—	—
Granted	—	—	870,000	2.79
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	(546,666)	2.82	—	—
Balance - End of period	323,334	2.74	870,000	2.79

9.      Financial risk management

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

(a)            Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company regularly monitors its credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss. The Company is protected against concentration of credit risk through its products, clientele and partners, and its geographic diversity. In addition, the Company has concluded long-term contracts with all of its key customers.

10

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

(b)            Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. Fluctuations in the U.S. dollar (US$), Canadian dollar (CAN$) and the Euro (EUR) exchange rates could have a potentially significant impact on the Company’s results of operations.  The following variations are reasonably possible over a 12-month period:

•                Foreign exchange rate variation of -5% (depreciation of US$) and +5%
(appreciation of US$) against the CAN$. From a period-end rate of CAN$1 = US$0.9397.

•                Foreign exchange rate variation of -5% (depreciation of CAN$) and +5%
(appreciation of CAN$) against the EUR. From a period-end rate of EUR1 = CAN$1.4923.

•                Foreign exchange rate variation of -5% (depreciation of US$) and +5%
(appreciation of US$) against the EUR. From a period-end rate of EUR1 = US$1.4023.

If these variations were to occur, the impact on consolidated net loss for each category of financial instruments held at the balance sheet date would be as follows:

Location using CAN$ as functional currency

	Carrying	EUR
(In thousands of US dollars)	amount	-5%	+5%
	$	$	$
Assets
Advance from parent Company to a subsidiary (1)	9,011	(451)	451
TOTAL NET LOSS (INCREASE) DECREASE		(451)	451

Location using EUR as functional currency

	Carrying	US
(In thousands of US dollars)	amount	-5%	+5%
	$	$	$
Assets
Accounts receivable	917	(45)	45
TOTAL NET LOSS (INCREASE) DECREASE		(45)	45

(1)          Æterna Zentaris’ parent Company located in Canada has an advance to be received from its German subsidiary of 6,426 EUR (CAN$9,589 using a period-end exchange rate 1 EUR = CAN$1.4923 and US$9,011 using a period-end exchange rate 1 EUR = US$1.4023) which is eliminated in the consolidated balance sheet. A foreign exchange gain/loss for the parent Company would be recorded under the consolidated statements of earnings since this advance has not been considered to be part of a net investment in a self-sustaining subsidiary.

11

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

(c)             Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 5. It also manages liquidity risk by continuously monitoring actual and projected cash flow. The Board of Directors reviews and approves the Company’s operating and capital budgets, and reviews any material transactions outside of the normal course of business.

The company investment policy ensure the safety and preservation of its principal, as outlined in section (a) above, to ensure the Company’s liquidity needs are met.

(d)    The following are the financial liabilities as of September 30, 2008

	Carrying Amount	Less than 1 year	1 to 3 years	Over 3 years
	$	$	$	$
Accounts payable and accrued liabilities	15,286	15,286	—	—
Long-term payable	253	56	113	84
	15,539	15,342	113	84

12

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

10.  Net loss per share

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2008	2007	2008	2007
	$	$	$	$
Net loss from continuing operations	(13,879)	(8,058)	(45,324)	(18,036)
Net loss from discontinued operations	—	(646)	—	(624)
Net loss	(13,879)	(8,704)	(45,324)	(18,660)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2008	2007	2008	2007
Basic weighted average number of shares outstanding	53,187,470	53,184,803	53,187,470	53,181,248
Effect of dilutive stock options	—	333,576	—	13,083

Diluted weighted average number of shares outstanding	53,187,470	53,518,379	53,187,470	53,194,331

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect.

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2008	2007	2008	2007
Stock options	4,079,093	3,341,999	4,079,093	2,838,999

For the three-month and the nine-month periods ended September 30, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

11.  Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 24 to the Company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosure required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

13

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Reconciliation of net loss to U.S. GAAP

		Three months ended Sept. 30,		Nine months ended Sept. 30,
		2008	2007	2008	2007
		$	$	$	$
Net loss for the period under Canadian GAAP		(13,879)	(8,704)	(45,324)	(18,660)

Amortization of in-process R&D	(a)	281	393	1,017	1,156
Deferred income taxes	(b)	—	(4,067)	—	(5,430)
Income tax effects of above adjustments		—	(160)	—	(472)

Net loss for the period under US GAAP		(13,598)	(12,538)	(44,307)	(23,406)

Comprised of:
Net loss from continuing operations		(13,598)	(11,892)	(44,307)	(22,782)
Net loss from discontinued operations		—	(646)	—	(624)

Net loss per share
Basic and diluted		(0.26)	(0.23)	(0.83)	(0.45)
From continuing operations		(0.26)	(0.22)	(0.83)	(0.44)
From discontinued operations		—	(0.01)	—	(0.01)

Weighted average number of shares outstanding under U.S. GAAP
Basic		53,187,470	53,184,803	53,187,470	53,181,248
Effect of diluted stock options		—	333,576	—	13,083

Diluted weighted average number of shares outstanding		53,187,470	53,518,379	53,187,470	53,194,331

For the periods ended September 30, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

a)     Research and development costs

Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized within the intangible assets and amortized over its estimated useful life.

b)     Deferred income taxes

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from different amounts of temporary differences under U.S. GAAP.

14

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes for additional information.

		As at September 30, 2008	As at December 31, 2007
		$	$
Shareholders’ equity in accordance with Canadian GAAP		40,858	88,591

In-process R&D	(a)	(10,940)	(14,181)
Shareholders’ equity in accordance with U.S. GAAP		29,918	74,410

Statement of cash flows

For the three-month and nine-month periods ended September 30, 2008 and 2007, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the statement of earnings. Under U.S. GAAP, tax credits that are refundable against income taxes otherwise payable are recorded in the income taxes. This difference has no impact on the net loss and on the net loss per share figures for the reporting periods.

15

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

New accounting standards

FASB Statement No. 157 - Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB amended SFAS 157 (FSP FAS 157-1 (leases) and FSP FAS 157-2 (deferral for non-financial assets and liabilities) to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.  The Company has adopted this statement as of January 1, 2008. There is no significant impact from SFAS 157 on the Company’s consolidated financial statements.

FASB Statement No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (SFAS 159)

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The Company has adopted this statement as of January 1, 2008 and has not elected to use the fair value option and accordingly there has not been any impact.

EITF Issue No. 07-1 - Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property (EITF 07-01)

The Emerging Issues Task Force has issued guidance accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. The ETIF defines a collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. The EITF concluded revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal in the arrangement. The EITF has approved this pronouncement in December 2007 and it will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact on the presentation of revenues and costs within the Company’s financial statements.

16

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

EITF Issue No. 07-3 - Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities (EITF 07-3)

Issued in June 2007, EITF 07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. The Company adopted the provisions of EITF 07-3 on January 1, 2008. There has been no impact on the financial records of the Company.

FASB Statement No. 161 - Disclosures about Derivative Instruments and Hedging Activities – Including an amendment of FASB Statement No. 133 (SFAS 133)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement is effective for financial statements issued for periods beginning after November 15, 2008, with early application encouraged. This statement amends and expands the disclosure requirements in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and other related literature. The Company believes that the updated disclosures will not have a material impact on its consolidated financial statements.

FASB Statement No. 141(R) - Business Combinations (revised - 2007) – (SFAS 141(R))

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations (revised - 2007)” (SFAS 141(R)). SFAS 141(R) is a revision to previously existing guidance on accounting for business combinations. The statement retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. The statement is effective for fiscal years beginning after December 15, 2008. The Company does not expect adoption of this standard to have a material impact on its existing consolidated results of operations and financial condition.

FASB Statement No. 162 – The Hierarchy of Generally Accepted Accounting Principles

In May of 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. The guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.  FAS 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) Auditing amendment to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is currently evaluating the potential impact, if any, of the adoption of FAS162 on its consolidated financial statements.

17

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

FASB Staff Position No. FAS 142-3 – Determination of the Useful Life of Intangible Assets

On April 25, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Financial Accounting Standards Board (FASB) issued FASB Statement No. 142, “Goodwill and Other Intangible Assets” (FAS 142).  The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41 (revised 2007), “Business Combination”, and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008 (January 1, 2009 for the Company) and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact of adoption of FSP FAS 142-3 on its consolidated financial statements.

12. Subsequent event

On November 11, 2008, the Company agreed to sell to Cowen Healthcare Royalty Partners, L.P. (“CHRP”), its rights to royalties on future sales of Cetrotide® covered by its license agreement with Merck Serono. The license agreement between the Company and Merck Serono was signed in 2000 and granted Merck Serono exclusive rights to market, distribute and sell Cetrotide® worldwide, with the exception of Japan, in the field of in vitro fertilization. On closing, the Company will receive $52.5 million from CHRP. In addition, contingent on 2010 net sales of Cetrotide® reaching a specified level, the Company would receive an additional payment of $2.5 million from CHRP.

Under the terms of the agreement, if cetrorelix, which is currently in Phase 3 clinical trials for the treatment of benign prostatic hyperplasia, is approved for sale by the European regulatory authorities in an indication other than in vitro fertilization, the Company has agreed to make a one-time cash payment to CHRP for an amount ranging from $5 million up to a maximum of $15 million. The amount which would be due to CHRP will be higher the earlier the product receives European regulatory approval.

The transaction is expected to close on or before December 2, 2008.

13.  Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

18